

July 9, 2019

Kevin Gasque
Chief Financial Officer
Regalwood Global Energy Ltd.
1001 Pennsylvania Avenue NW, Suite 220 South
Washington, DC 20004

      Re: Regalwood Global Energy Ltd.
          Form 10-K for Fiscal Year Ended December 31, 2018
          Filed March 15, 2019
          File No. 001-38310

Dear Mr. Gasque:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Electronics and Machinery